Exhibit 21

CHESAPEAKE ENERGY CORPORATION
an Oklahoma Corporation

SIGNIFICANT SUBSIDIARIES*

Limited Liability Companies	State of Organization
Chesapeake Exploration, L.L.C.	Oklahoma
Chesapeake Appalachia, L.L.C.	Oklahoma
Chesapeake Energy Marketing, L.L.C.	Oklahoma
Brazos Valley Longhorn, L.L.C.	Delaware
Vine Oil & Gas Parent GP LLC	Delaware
Brix Oil & Gas Holdings GP LLC	Delaware
Cypress Exploration & Development LLC	Texas

Partnerships	State of Organization
Chesapeake Louisiana, L.P.	Oklahoma

* In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report have been omitted.